Exhibit 99.1

Sprott Physical Gold Trust

Report to Unitholders

DECEMBER 31,
2014

Sprott
PHYSICAL GOLD
Trust

Table of Contents

Management Report on Fund Performance	3

Audited Financial Statements	7

The annual management report of fund performance is an analysis and explanation that is designed to complement and supplement an investment fund’s financial statements. This report contains financial highlights but does not contain the complete annual financial statements of the investment fund. A copy of the annual financial statements has been included separately within the Report to Unitholders. You can also get a copy of the annual financial statements at your request, and at no cost, by calling 1-866-299-9906, by visiting our website at www.sprottphysicalgoldtrust.com or SEDAR at www.sedar.com or by writing to us at: Sprott Asset Management LP, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, P.O. Box 27, Toronto, Ontario M5J 2J1.

Sprott Physical Gold Trust	December 31, 2014

Management Report of Fund Performance

Investment Objective and Strategies

Sprott Physical Gold Trust (the “Trust”) is a closed-end mutual fund trust organized under the laws of the Province of Ontario, Canada, created to invest and hold substantially all of its assets in physical gold bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion without the inconvenience that is typical of a direct investment in physical gold bullion. The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical gold bullion and does not speculate with regard to short-term changes in gold prices.

The units of the Trust are listed on the New York Stock Exchange (“NYSE”) Arca and the Toronto Stock Exchange (“TSX”) under the symbols “PHYS” and “PHY.U”, respectively.

Risks

The risks of investing in the Trust are detailed in the Trust’s annual information form dated March 31, 2014. There have been no material changes to the Trust since inception that have affected the overall level of risk. The principal risks associated with investing in the Trust are the price of gold, the net asset value and/or the market price of the units, the purchase, transport, insurance and storage of physical gold bullion, liabilities of the Trust, and redemptions of units.

Results of Operations

For the year ended December 31, 2014, the total change in unrealized gains on physical gold bullion amounted to $25.5 million compared to the change in unrealized losses of $747.7 million during the same period in 2013.

During the year ended December 31, 2014, the Trust did not issue any units. During the year, 10 units were redeemed for cash at a total cost of $96, and 31,062,772 units were redeemed for gold bullion.

The value of the net assets of the Trust as of December 31, 2014 was $1,547.2 million or $9.84 per unit, compared to $1,895.1 million or $10.06 per unit as at December 31, 2013. The Trust held 1,300,518 ounces of physical gold bullion as of December 31, 2014, a decrease from 1,559,126 at December 31, 2013. As at December 31, 2014, the spot price of gold was $1,184.86 an ounce compared to a price of $1,205.65 an ounce as at December 31, 2013. The Trust returned -2.24% compared to the return on spot gold of -1.72% for the year ended December 31, 2014.

The Trust’s net asset value per unit on December 31, 2014 was $9.84. The units closed at $9.77 on the NYSE Arca and $9.92 on the TSX on December 31, 2014 compared to closing prices of $9.96 on the NYSE Arca and $9.98 on the TSX on December 31, 2013. The units are denominated in U.S. dollars on both exchanges. During the year ended December 31, 2014, the Trust’s units traded on the NYSE Arca at an average discount to net asset value of approximately 0.4%.

OPERATING EXPENSES

The Trust pays its own operating expenses, which include, but are not limited to, audit, legal, trustee fees, unitholder reporting expenses, general and administrative fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchanges, storage fees for the physical gold bullion, costs incurred in connection with the Trust’s continuous disclosure public filing requirements and investor relations and any expenses associated with the Independent Review Committee of the Trust. Operating expenses for the year ended December 31, 2014 amounted to $2,240,182 (not including applicable Canadian taxes) compared to $1,683,987 for the same period in 2013. The increase in operating expenses over the period was primarily due to higher administrative expenses related to the allocation of expenses across the funds administered by the Manager, as well as higher unitholder reporting costs, and regulatory filing fees. Operating expenses for the year ended December 31, 2014 amounted to 0.13% of the average net assets during the year, compared to 0.07% for the same period in 2013.

Related Party Transactions

MANAGEMENT FEES

The Trust pays the Manager, Sprott Asset Management LP, a monthly management fee equal to 1/12 of 0.35% of the value of the net assets of the Trust (determined in accordance with the trust agreement), plus any applicable Canadian taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month. For the year ended December 31, 2014, the Trust incurred management fees of $6,143,293 (not including applicable Canadian taxes) compared to $8,008,479 for the same period in 2013.

Financial Highlights

The following tables show selected key financial information about the Trust and are intended to help you understand the Trust’s financial performance for the years shown.

Net assets per unit1

	December 31, 2014 $	December 31, 2013 $	December 31, 2012 $	December 31, 2011 $	December 31, 2010 $
Net assets per unit, beginning of period	10.06	14.00	13.17	12.07	10.00
Increase (decrease) from operations[2]:
Total revenue	—	—	—	—	—
Total expenses	(0.05)	(0.05)	(0.06)	(0.06)	(0.05)
Realized gains (losses) for the period	(0.30)	(0.02)	—	—	—
Unrealized gains (losses) for the period	0.15	(3.86)	0.64	1.07	3.06
Total increase (decrease) from operations	(0.20)	(3.93)	0.58	1.01	3.01
Net assets per unit, end of period	9.84	10.06	14.00	13.17	12.07

1                                     This information is derived from the Trust’s annual financial statements.

2                                     Net assets per unit is calculated based on the actual number of units outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of units outstanding over the period shown. This table is not intended to be a reconciliation of the beginning to ending net assets per unit.

Ratios and Supplemental Data

	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010
Total net asset value (000’s)[1]	$1,547,158	$1,895,056	$2,734,847	$1,921,684	$1,171,745
Number of Units outstanding[1]	157,290,493	188,353,275	195,368,753	145,921,197	97,049,573
Management expense ratio[2]	0.51%	0.45%	0.42%	0.47%	0.46%
Trading expense ratio[3]	Nil	Nil	Nil	Nil	Nil
Portfolio turnover rate[4]	Nil	Nil	Nil	Nil	Nil
Net asset value per Unit	$9.84	$10.06	$14.00	$13.17	$12.07
Closing market price — NYSE Arca	$9.77	$9.96	$14.21	$13.81	$12.35
Closing market price — TSX	$9.92	$9.98	$14.24	$13.84	$12.32

1                                     This information is provided as at the date shown, as applicable.

2                                     Management expense ratio (“MER”) is based on total expenses (including applicable Canadian taxes and excluding commissions and other portfolio transaction costs) for the stated period and is expressed as annualized percentages of daily average net asset value during the year ended December 31, 2014.

3                                     The trading expense ratio represents total commissions and other portfolio transaction costs expressed as an annualized percentage of daily average net asset value during the period shown. Since there are no direct trading costs associated with physical bullion trades, the trading expense ratio is nil.

4                                     The Trust’s portfolio turnover rate indicates how actively the Trust’s portfolio adviser trades its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Trust buying and selling all of the securities in its portfolio once in the course of the year. The higher the Trust’s portfolio turnover rate in a year, the greater the chance of an investor receiving taxable capital gains in the year. There is not necessarily a relationship between a high turnover rate and the performance of the Trust.

Past Performance

The indicated rates of return are the historical total returns including changes in unit values and assume reinvestment of all distributions in additional units of the Trust. These returns do not take into account sales, redemption, distribution or optional charges or income taxes payable by any unitholder that may reduce returns. Please note that past performance is not indicative of future performance. All rates of returns are calculated based on the Net Asset Value of the units of the Trust.

Year-by-Year Returns

The bar chart below indicates the performance of the Trust units for the years shown. The chart shows, in percentage terms, how much an investment made on the first day of each period would have grown or decreased by the last day of each year.

Summary of Investment Portfolio

As of December 31, 2014

	Ounces	Fair Value per ounce $	Average Cost $	Fair Value $	% of Net Asset Value %
Physical gold bullion	1,300,518	1,184.86	1,832,381,051	1,540,931,734	99.6
Cash and Cash Equivalents				6,147,184	0.4
Other Net Assets				79,384	0.0
Total Net Asset Value				1,547,158,302	100.0

This summary of investment portfolio may change due to the ongoing portfolio transactions of the Trust.

Sprott Physical Gold Trust

Audited financial statements

December 31, 2014

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

Sprott Asset Management LP, the “Manager” of the Sprott Physical Gold Trust (the “Trust”) is responsible for the integrity, consistency, objectivity and reliability of the Financial Statements of the Trust. International Financial Reporting Standards have been applied and management has exercised its judgment and made best estimates where appropriate.

The Manager’s internal controls and supporting procedures maintained provide reasonable assurance that financial records are complete and accurate. These supporting procedures include the oversight of RBC Investor Services, the Trust’s valuation agent.

Management has assessed the effectiveness of the internal controls over financial reporting as at December 31, 2014 using the framework found in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management has concluded that as at December 31, 2014 the Manager’s internal controls over financial reporting were effective.

Ernst & Young LLP, the independent auditors appointed by the Manager of the Trust, have audited the effectiveness of the Trust’s internal control over financial reporting as at December 31, 2014 in addition to auditing the Trust’s Financial Statements as of the same date. Their reports, which expressed an unqualified opinion, can be found on pages 2 to 3 of the Financial Statements. Ernst & Young have full and free access to, and meet periodically with, the Manager of the Trust to discuss their audit and matters arising there from, such as, comments they may have on the fairness of financial reporting and the adequacy of internal controls.

Steven Rostowsky

Chief Financial Officer

March 10, 2015

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To Sprott Asset Management LP (the “Manager”), the Trustee and the Unitholders of the Sprott Physical Gold Trust

We have audited the accompanying financial statements of Sprott Physical Gold Trust, which comprise the statements of financial position as at December 31, 2014 and 2013, and the statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Sprott Physical Gold Trust as at December 31, 2014 and 2013, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sprott Physical Gold Trust’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated March 10, 2015 expressed an unqualified opinion on Sprott Physical Gold Trust’s internal control over financial reporting.

Toronto, Canada

March 10, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Sprott Asset Management LP (the “Manager”), the Trustee and the Unitholders of the Sprott Physical Gold Trust

We have audited the Sprott Physical Gold Trust’s (the “Trust”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the “COSO criteria”). The Manager is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Responsibility for Financial Information. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and trustee of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the statements of financial position of the Trust as at December 31, 2014 and 2013, and the statements of comprehensive income (loss), changes in equity and cash flows for the years then ended and our report dated March 10, 2015 expressed an unqualified opinion thereon.

Toronto, Canada

March 10, 2015

Sprott Physical Gold Trust

Statements of comprehensive income (loss)

(in U.S. dollars)

	For the year ended December 31, 2014	For the year ended December 31, 2013
	$	$
Income
Net realized losses on redemptions/sales of bullion	(49,648,816)	(5,418,119)
Change in unrealized gains (losses) on gold bullion	25,540,515	(747,691,847)
Sales Tax refund	56,102	490,783
	(24,052,199)	(752,619,183)

Expenses
Management fees (note 11)	6,143,293	8,008,479
Bullion storage fees	884,465	902,464
Sales tax	541,688	576,569
Unitholder reporting costs	349,654	146,449
Listing and regulatory filing fees	343,840	189,874
Administrative fees	327,112	187,074
Legal fees	130,906	41,129
Audit fees	130,141	114,842
Independent Review Committee fees	33,865	69,670
Net foreign exchange (gains) losses	33,742	24,802
Trustee fees	5,000	5,366
Custodial fees	1,457	2,317
	8,925,163	10,269,035
Net loss and comprehensive loss for the year	(32,977,362)	(762,888,218)
Decrease in total equity from operations per Unit (note 9)	(0.20)	(3.93)

The accompanying notes are an integral part of these financial statements.

On behalf of the Manager, Sprott Asset Management LP,

by its General Partner, Sprott Asset Management GP Inc.:

John Wilson Director	Steven Rostowsky Director

Sprott Physical Gold Trust

Statements of financial position

(in U.S. dollars)

	As at December 31, 2014	As at December 31, 2013
	$	$
Assets
Current assets
Cash (note 6)	6,147,184	14,688,442
Gold bullion	1,540,931,734	1,879,760,519
Prepaid assets	343,800	556,364
Account receivable	—	50,215
Total assets	1,547,422,718	1,895,055,540

Liabilities
Current liabilities
Accounts payable	264,416	—
Total liabilities	264,416	—

Equity
Unitholders’ capital	2,046,095,341	2,356,723,161
Unit premium and reserves	81,296	81,291
Retained earnings (deficit)	(398,193,324)	(360,923,901)
Underwriting commissions and issue expenses	(100,825,011)	(100,825,011)
Total equity (note 8)	1,547,158,302	1,895,055,540

Total liabilities and equity	1,547,422,718	1,895,055,540

Total equity per Unit	9.84	10.06

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold Trust

Statements of changes in equity

(in U.S. dollars)

For the years ended December 31, 2014 and 2013

	Number of Units Outstanding	Unitholders’ Capital	Retained Earnings (Deficit)	Underwriting Commissions and Issue Expenses	Unit Premiums and Reserves	Total Equity
		$	$	$	$	$

Balance at January 1, 2013	195,368,753	2,426,877,941	408,797,534	(100,909,318)	81,271	2,734,847,428
Proceeds from issuance of Units	—	—	—	—	—	—
Cost of redemption of Units	(7,015,478)	(70,154,780)	(6,833,217)	—	20	(76,987,977)
Net loss for the year	—	—	(762,888,218)	—	—	(762,888,218)
Underwriting commissions and issue expenses	—	—	—	84,307	—	84,307
Balance at December 31, 2013	188,353,275	2,356,723,161	(360,923,901)	(100,825,011)	81,291	1,895,055,540
Balance at January 1, 2014	188,353,275	2,356,723,161	(360,923,901)	(100,825,011)	81,291	1,895,055,540
Proceeds from issuance of Units (note 8)	—	—	—	—	—	—
Cost of redemption of Units (note 8)	(31,062,782)	(310,627,820)	(4,292,061)	—	5	(314,919,876)
Net loss for the year	—	—	(32,977,362)	—	—	(32,977,362)
Underwriting commissions and issue expenses	—	—	—	—	—	—
Balance at December 31, 2014	157,290,493	2,046,095,341	(398,193,324)	(100,825,011)	81,296	1,547,158,302

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold Trust

Statements of cash flows

(in U.S. dollars)

	For the year ended December 31, 2014	For the year ended December 31, 2013
	$	$
Cash flows from operating activities
Net loss for the year	(32,977,362)	(762,888,218)
Adjustment to reconcile net loss for the period to net cash from operating activities
Realized losses on redemptions for gold bullion	49,648,816	5,418,119
Unrealized (gains) losses on gold bullion	(25,540,515)	747,691,847
Net changes in operating assets and liabilities
Decrease (increase) in accounts receivable	50,215	(50,215)
Increase (decrease) in accounts payable	264,416	(67,569)
Decrease in prepaid assets	212,564	—
Net cash used in operating activities	(8,341,866)	(9,896,036)

Cash flows from investing activities
Purchase of gold bullion	—	—
Net cash used in investing activities	—	—

Cash flows from financing activities
Proceeds from issuance of Units (note 8)	—	—
Payments on redemption of Units (note 8)	(199,392)	(1,098,497)
Underwriting commissions and issue expenses	—	84,307
Net cash used in financing activities	(199,392)	(1,014,190)

Net decrease in cash during the year	(8,541,258)	(10,910,226)
Cash at beginning of year	14,688,442	25,598,668
Cash at end of year (note 6)	6,147,184	14,688,442

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold Trust
Notes to the Annual Financial Statements December 31, 2014

1.              Organization of the Trust

Sprott Physical Gold Trust (the “Trust”) is a closed-end mutual fund trust created under the laws of the Province of Ontario, Canada, pursuant to a trust agreement dated as of August 28, 2009, as amended and restated as of December 7, 2009 and as further amended and restated as of February 1, 2010 (the “Trust Agreement”). The Trust’s initial public offering closed on March 3, 2010. The Trust is authorized to issue an unlimited number of redeemable, transferable trust units (the “Units”). All issued Units have no par value, are fully paid for, and are listed and traded on the New York Stock Exchange Arca (the “NYSE Arca”) and the Toronto Stock Exchange (the “TSX”) under the symbols “PHYS” and “PHY.U”, respectively.

The investment objective of the Trust is to seek to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion without the inconvenience that is typical of a direct investment in physical gold bullion. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical gold bullion and does not speculate with regard to short- term changes in gold prices. The Trust has only purchased and expects only to own “Good Delivery Bars” as defined by the London Bullion Market Association (“LBMA”), with each bar purchased being verified against the LBMA source.

The Trust’s registered office is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1.

Sprott Asset Management LP (the “Manager”) acts as the manager of the Trust pursuant to the Trust Agreement and a management agreement with the Trust. RBC Investor Services Trust, a trust company organized under the laws of Canada, acts as the trustee of the Trust. RBC Investor Services Trust also acts as custodian on behalf of the Trust for the Trust’s assets other than physical gold bullion. The Royal Canadian Mint acts as custodian on behalf of the Trust for the physical gold bullion owned by the Trust.

The financial statements of the Trust as at and for the year ended December 31, 2014 were authorized for issue by the Manager on March 10, 2015.

2. Basis of Preparation

The financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB” or the “Board”)”.

The financial statements have been prepared on a historical cost basis, except for physical gold bullion and financial assets and financial liabilities held at fair value through profit or loss, that have been measured at fair value.

The financial statements are presented in U.S. dollars and all values are rounded to the nearest dollar unless otherwise indicated.

2.1 Summary of Significant Accounting Policies

(i) Cash

Cash consists of cash on deposit with the Trust’s custodian, which is not subject to restrictions.

(ii) Gold bullion

Investments in gold bullion are measured at fair value determined by reference to published price quotations, with unrealized and realized gains and losses recorded in income based on the International Accounting Standards 40 Investment Property fair value model as IAS 40 is the most relevant standard to apply. Investment transactions in physical gold bullion are accounted for on the business day following the date the order to buy or sell is executed. Realized and unrealized gains and losses of holdings are calculated on an average cost basis.

Sprott Physical Gold Trust
Notes to the Annual Financial Statements December 31, 2014

(iii) Other financial liabilities

This category includes all financial liabilities, other than those classified at fair value through profit and loss. The Trust includes in this category management fees payable, due to brokers and other accounts payable.

(iv) Unitholder’s Capital

Classification of redeemable units

Redeemable units are classified as equity instruments when:

•                  The units entitle the holder to a pro rata share of the Trust’s net assets in the event of the Trust’s liquidation;

•                  The redeemable units are in the class of instruments that is subordinate to all other classes of instruments;

•                  All redeemable units in the class of instruments that is subordinate to all other classes of instruments have identical features;

•                  The redeemable units do not include any contractual obligation to deliver cash or another financial asset other than the holder’s rights to a pro rata share of the Trust’s net assets; and

•                  The total expected cash flows attributable to the redeemable units over the life of the instrument are based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the Trust over the life of the instrument.

In addition to the redeemable units having all the above features, the Trust must have no other financial instrument or contract that has:

•                  Total cash flows based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the Trust; and

•                  The effect of substantially restricting or fixing the residual return to the redeemable unitholders.

The Trust continuously assesses the classification of the redeemable units. If the redeemable units cease to have all the features or meet all the conditions set out to be classified as equity, the Trust will reclassify them as financial liabilities and measure them at fair value at the date of reclassification, with any differences from the previous carrying amount recognised in equity.

(v) Fees and commission expenses

Fees and commission expenses are recognized on an accrual basis.

(vi) Income taxes

In each taxation year, the Trust will be subject to income tax on taxable income earned during the year, including net realized taxable capital gains. However, the Trust intends to distribute its taxable income to unitholders at the end of every fiscal year and therefore the Trust itself would not have any income tax liability.

(vii) Functional and presentation currency

The Trust’s functional and presentation currency is the U.S. Dollar. The Trust’s performance is evaluated and its liquidity is managed in U.S. Dollars. Therefore, the U.S. Dollar is considered as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

3. Significant Accounting Judgments, Estimates and Assumptions

The preparation of the Trust’s financial statements requires the Manager to make judgments, estimates and assumptions that affect the amounts recognized in the financial statements. However, uncertainty about these assumptions and estimates could result in outcomes that may require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Judgments

In the process of applying the Trust’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the financial statements:

Sprott Physical Gold Trust
Notes to the Annual Financial Statements December 31, 2014

Going Concern

The Trust’s management has made an assessment of the Trust’s ability to continue as a going concern and is satisfied that the Trust has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt upon the Trust’s ability to continue as a going concern. Therefore, the financial statements continue to be prepared on a going concern basis.

Estimation Uncertainty

For tax purposes, the Trust generally treats gains from the disposition of gold bullion as capital gains, rather than income, as the Trust intends to be a long-term passive holder of gold bullion, and generally disposes of its holdings in gold bullion only for the purposes of meeting redemptions and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

The Trust based its assumptions and estimates on parameters available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trust. Such changes are reflected in the assumptions when they occur.

4. Certain Relevant Standards, Interpretations and Amendments Issued

New standards and standards issued but not yet effective at the date of the issuance of the Trust’s financial statements are listed below.

IFRS 9, Financial Instruments (“IFRS 9”), will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) effective January 1, 2018. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules presently in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The Trust is in the process of assessing the impact of IFRS 9 and has not yet determined when it will adopt the new standard.

There are no other IFRS interpretations which are not yet effective that would be expected to have a material impact on the financial statements.

5. Segment Information

For management purposes, the Trust is organized into one main operating segment, which invests in physical gold bullion. All of the Trust’s activities are interrelated, and each activity is dependent on the others. Accordingly, all significant operating decisions are based upon an analysis of the Trust as one segment. The financial results from this segment are equivalent to the financial statements of the Trust as a whole. The Trust’s operating income is earned entirely in Canada and is primarily generated from its investment in physical gold bullion.

6. Cash

As at December 31, 2014 and 2013, cash consisted entirely of cash on deposit.

Sprott Physical Gold Trust
Notes to the Annual Financial Statements December 31, 2014

7. Fair Value Measurements

As at December 31, 2014 and 2013, due to the short- term nature of financial assets and financial liabilities recorded at cost, it is assumed that the carrying amount of those instruments approximates their fair value.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•                  Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

•                  Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

•                  Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

Gold bullion is measured at fair value on a recurring basis. The fair value measurement of gold bullion falls within Level 1 of the hierarchy, and is based on published price quotations.

8. Unitholders’ Capital

The Trust is authorized to issue an unlimited number of redeemable, transferrable Trust Units in one or more classes and series of Units. The Trust’s capital is represented by the issued, redeemable, transferable Trust Units. Quantitative information about the Trust’s capital is provided in the statement of changes in equity. Under the Trust Agreement, Units may be redeemed at the option of the unitholder on a monthly basis for physical gold bullion or cash. Units redeemed for physical gold bullion will be entitled to a redemption price equal to 100% of the NAV of the redeemed Units on the last business day of the month in which the redemption request is processed. A unitholder redeeming Units for physical gold bullion will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical gold bullion for Units that are being redeemed and the applicable gold storage in-and-out fees. Units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca, or, if trading has been suspended on the NYSE Arca, on the TSX for the last five business days of the month in which the redemption request is processed and (ii) the NAV of the redeemed Units as of 4:00 p.m., Eastern Standard time, on the last business day of the month in which the redemption request is processed.

When Units are redeemed and cancelled and the cost of such Units is either above or below their stated or assigned value, the unitholders’ capital is reduced by an amount equal to the stated or assigned value of the Units. The difference between the redemption price and the stated or assigned values of the Units is allocated to the Unit premiums and reserves account (equal to the 5% reduction to the redemption price for Units redeemed for cash as described above) and the Retained earnings account based on the allocated portion attributable to the redemption. For the year ended December 31, 2014, the Trust did not issue any Units (December 31, 2013: no Units) and redeemed 31,062,782 Units (December 31, 2013: 7,015,478 Units).

Net Asset Value

Net Asset Value (“NAV”) is defined as the Trust’s net assets (fair value of total assets less fair value of total liabilities, excluding all liabilities represented by outstanding Units, if any) calculated using the value of physical gold bullion based on the end-of-day price provided by a widely recognized pricing service.

Sprott Physical Gold Trust
Notes to the Annual Financial Statements December 31, 2014

Capital management

As a result of the ability to issue, repurchase and resell Units of the Trust, the capital of the Trust as represented by the Unitholders’ capital in the statement of financial position can vary depending on the demand for redemptions and subscriptions to the Trust. The Trust is not subject to externally imposed capital requirements and has no legal restrictions on the issue, repurchase or resale of redeemable Units beyond those included in the Trust Agreement. The Trust may not issue additional Units except (i) if the net proceeds per Unit to be received by the Trust are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution.

The Trust’s objectives for managing capital are:

•                  To invest and hold substantially all of its assets in physical gold bullion; and

•                  To maintain sufficient liquidity to meet the expenses of the Trust, and to meet redemption requests as they arise.

Refer to “Financial risk management objectives and policies” (Note 10) for the policies and procedures applied by the Trust in managing its capital.

9. Increase (Decrease) in Total Equity from operations per Unit

Increase (decrease) in total equity from operations per unit is calculated by dividing the net income (loss) for the period attributable to the Trust’s unitholders by the weighted average number of units outstanding during the period.

	For the year ended December 31, 2014	For the year ended December 31, 2013
Net income (loss) for the period attributable to the Trust’s units	$(32,977,362)	$(762,888,218)
Weighted average number of units outstanding	166,405,600	193,906,290
Increase (decrease) in total equity from operations per unit	$(0.20)	$(3.93)

10. Financial Risk and Management Objectives and Policies

Introduction

The Trust’s objective in managing risk is the creation and protection of unitholder value. Risk is inherent in the Trust’s activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. The process of risk management is critical to the Trust’s continuing profitability. The Trust is exposed to market risk (which includes price risk, interest rate risk and currency risk), credit risk and liquidity risk arising from the gold bullion that it holds. Only certain risks of the Trust are actively managed by the Manager, as the Trust is a passive investment company. The risks are managed in accordance with the Trust’s offering documents.

Risk management structure

The Trust’s Manager is responsible for identifying and controlling risks.

Risk mitigation

The Trust has investment guidelines that set out its overall business strategies, its tolerance for risk and its general risk management philosophy.

Sprott Physical Gold Trust
Notes to the Annual Financial Statements December 31, 2014

The discussion below clarifies the Trust’s management of various risks:

Excessive risk concentration

The Trust’s risk is concentrated in physical gold bullion, whose value constitutes 99.6% of total equity as at December 31, 2014 (99.2% as at December 31, 2013).

Price risk

Price risk arises from the possibility that changes in the market price of the Trust’s investments, which consist almost entirely of gold bullion, will result in changes in fair value of such investments.

If the market value of gold increased by 1%, with all other variables held constant, this would have increased total equity and comprehensive income by approximately $15.4 million (December 31, 2013: $18.8 million); conversely, if the value of gold bullion decreased by 1%, this would have decreased total equity and comprehensive income by the same amount.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Trust does not hedge its exposure to interest rate risk as that risk is minimal.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value. The Trust’s assets, substantially all of which consist of an investment in gold bullion, are priced in U.S. dollars. Some of the Trust’s expenses are payable in Canadian dollars. Therefore, the Trust is exposed to currency risk, as the value of its liabilities denominated in Canadian dollars will fluctuate due to changes in exchange rates. Most of such liabilities, however, are short term in nature and are not significant in relation to the net assets of the Trust, and, as such, exposure to foreign exchange risk is limited. The Trust does not enter into currency hedging transactions. As at December 31, 2014, approximately $171,000 (December 31, 2013: $nil) of the Trust’s liabilities were denominated in Canadian dollars.

Credit risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. The Trust primarily incurs credit risk when entering into and settling gold bullion transactions. It is the Trust’s policy to only transact with reputable counterparties. The Manager closely monitors the creditworthiness of the Trust’s counterparties, such as bullion dealers, by reviewing their financial statements, when available, regulatory notices and press releases. The Trust seeks to minimize credit risk relating to unsettled transactions in gold bullion by only engaging in transactions with bullion dealers with high creditworthiness. The risk of default is considered minimal, as payment for gold bullion, is only made against the receipt of the bullion by the custodian.

Liquidity risk

Liquidity risk is defined as the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities and redemptions. Liquidity risk arises because of the possibility that the Trust could be required to pay its liabilities earlier than expected. The Trust is also subject to redemptions for both cash and gold bullion on a regular basis. The Trust manages its obligation to redeem units when required to do so and its overall liquidity risk by only allowing for redemptions monthly, which require 15-day advance notice to the Trust. The Trust’s liquidity risk is minimal, since its primary investment is physical gold bullion, which trades in a highly liquid market. All of the Trust’s financial liabilities, including due to brokers, accounts payable and management fees payables have maturities of less than three months.

Sprott Physical Gold Trust
Notes to the Annual Financial Statements December 31, 2014

11. Related Party Disclosures

The following parties are considered related parties to the Trust:

Investment Manager — Sprott Asset Management LP

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.35% of the value of net assets of the Trust (determined in accordance with the Trust Agreement) plus any applicable Canadian taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month. Total management fees for the year ended December 31, 2014 amounted to $6,143,293, compared to $8,008,479 for the same period in 2013.

Also, the Manager has agreed that if the expenses of the Trust, including the management fee, at the end of any month exceed an amount equal to 1/12 of 0.65% of the value of the net assets of the Trust, the management fee payable to the Manager for such month will be reduced by the amount of such excess up to the gross amount of the management fee earned by the Manager from the Trust for such month. Any such reduction in the management fee will not be carried forward or remain payable to the Manager in future months. The Manager did not waive any amounts payable for the years ended December 31, 2014 and 2013.

In calculating the expenses of the Trust for purposes of the expense cap, the following will be excluded: any applicable taxes payable by the Trust or to which the Trust may be subject, and any extraordinary expenses of the Trust.

Ownership and Other

There have been no transactions between the Trust and its related parties during the reporting period.

12. Independent Review Committee (“IRC”)

In accordance with National Instrument 81-107, Independent Review Committee for Investment Funds (“NI 81-107”), the Manager has established an IRC for a number of funds managed by it, including the Trust. The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing certain funds, including the Trust. The IRC is composed of three individuals, each of whom is independent of the Manager and all funds managed by the Manager, including the Trust. Each fund subject to IRC oversight pays a share of the IRC member fees, costs and other fees in connection with operation of the IRC. The IRC reports annually to unitholders of the funds subject to its oversight on its activities, as required by NI 81-107.

13. Soft Dollar Commissions

There were no soft dollar commissions for the years ended December 31, 2014 and 2013.

14. Personnel

The Trust did not employ any personnel during the period, as its affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.

15. Events After the Reporting Period

There were no material events after the reporting period.

Corporate Information

Head Office

Sprott Physical Gold Trust

Royal Bank Plaza, South Tower

200 Bay Street

Suite 2700, PO Box 27

Toronto, Ontario M5J 2J1

Telephone: (416) 203-2310

Toll Free: (877) 403-2310

Email: ir@sprott.com

Auditors

Ernst & Young LLP

Ernst & Young Tower

P.O. Box 251, 222 Bay Street

Toronto-Dominion Centre

Toronto, Ontario M5K 1J7

Legal Counsel

Baker & McKenzie LLP

Brookfield Place

Bay Wellington Tower

181 Bay Street, Suite 2100

Toronto, Ontario Canada M5J 2T3

Seward & Kissel LLP

901 K Street NW, 8th Floor

Washington, DC 20001